UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                          For the month of August 2004

                        Commission File Number: 001-31368

                                 SANOFI-AVENTIS
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]              Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes [ ]                   No [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SANOFI-AVENTIS



PARIS, AUGUST 23, 2004



MANDATORY PUBLICATION PURSUANT TO SECTIONS 35 SUB-SEC. 1, 10 SUB-SEC. 3 SECURITIES ACQUISITION AND TAKEOVER ACT (WPUG) - MANDATORY OFFER



Offeror:

Sanofi-Aventis
174 avenue de France
75013 Paris
France

ISIN FR 0000120578 (WKN 920 657)



Target:

Hoechst Aktiengesellschaft
Industriepark Hoechst, Gebaude K 701
BruningstraBe 50
65926 Frankfurt am Main
Germany

ISIN DE 0005758007 (WKN 575 800)



Other Companies directly affected by the Mandatory Offer:

Aventis
Cedex 9
67917 Strasbourg
France

ISIN FR 0000130460 (WKN 925 700)



Sanofi-Aventis, a French stock corporation (SOCIETE ANONYME), hereby announces pursuant to Sections 35 sub-sec. 1, 10 sub-sec. 3 Securities Acquisition and Take-over Act ("WpUG") that by acquisition of the majority of the shares and voting rights of Aventis, a French stock corporation (SOCIETE ANONYME), on 20 August 2004, it gained indirect control in the meaning of Section 29 sub-sec. 2 WpUG over Aventis' subsidiary Hoechst Aktiengesellschaft (ISIN DE 0005758007, WKN 575 800).


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Aventis  holds a total of  548,451,852  of the  559,153,690  shares  of  Hoechst
Aktiengesellschaft. This represents 98.09% of the registered share capital and the voting rights in Hoechst Aktiengesellschaft.

Following the acquisition of the majority participation in Aventis these voting rights in Hoechst Aktiengesellschaft are now attributed to Sanofi-Aventis pursuant to Section 30 sub-sec. 1 sentence 1 no. 1 WpUG.

Through the acquisition of the majority participation in Aventis by Sanofi-Aventis on 20 August 2004, Total, a French stock corporation (SOCIETE ANONYME), 2 place de la Coupole, 92078 Paris La Defense Cedex, France, L'Oreal, a French stock corporation (SOCIETE ANONYME), 14 rue Royale, 75008 Paris, France, Tethys SAS, a French partnership limited by shares (SOCIETE PAR ACTIONS SIMPLIFIEE), 14 rue Royale, 75008 Paris, France, Ms Liliane Bettencourt, Mr Andre Bettencourt, Ms Francoise Bettencourt Meyers, Mr Jean-Pierre Meyers (each of these individual shareholders with address at 14 rue Royale, 75008 Paris, France), and Nestle S.A., a Swiss stock corporation (SOCIETE ANONYME), avenue Nestle 55 CH-1800 Vevey, Switzerland, also gained indirect control in the meaning of Section 29 sub-sec. 2 WpUG over Hoechst Aktiengesellschaft. The 548,451,852 shares or 98.09% of the voting rights in Hoechst Aktiengesellschaft held by Aventis are also attributed to each of Total, L'Oreal, Tethys SAS, Ms Liliane Bettencourt, Mr Andre Bettencourt, Ms Francoise Bettencourt Meyers, Mr Jean-Pierre Meyers and Nestle S.A. pursuant to Section 30 sub-sec. 1 sentence 1 no. 1 WpUG.

Satisfying its obligations and the obligations of Total, L'Oreal, Tethys SAS, Ms Liliane Bettencourt, Mr Andre Bettencourt, Ms Francoise Bettencourt Meyers, Mr Jean-Pierre Meyers and Nestle S.A. resulting from Section 35 WpUG,
Sanofi-Aventis will make a mandatory offer to the outside shareholders of Hoechst Aktiengesellschaft.

Subsequent to the approval by the German Federal Financial Supervisory Authority (BUNDESANSTALT FUR FINANZDIENSTLEISTUNGSAUFSICHT) the offer document for the mandatory offer will be published pursuant to Sections 35 sub-sec. 2, 14 sub-sec. 3 sentence 1 no. 1 WpUG on the Internet at

                          http://www.sanofi-aventis.com

and by public announcement of its free of charge availability.

Sanofi-Aventis reserves the right to purchase shares in Hoechst Aktiengesellschaft outside the mandatory offer as permitted under German law, provided such purchases shall not violate any applicable securities laws of any other jurisdiction. The offer document and announcements posted on the internet at http://www.sanofi-aventis.com will contain further information about any such purchases outside the mandatory offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Hoechst Aktiengesellschaft. The offer will be contained in the offer document which will contain additional important information.

This announcement contains forward looking statements, which may be identified, inter alia, by words such as "intends", "anticipates", "will" or words of similar meaning. These statements are based on the current expectations of Sanofi-Aventis and are inherently subject to uncertainties and changes in circumstances, many of which are outside Sanofi-Aventis' control. Actual events could differ materially from those described in the forward looking statements. Except as required by applicable law, Sanofi-Aventis does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, assumptions or other factors.


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This  announcement  was submitted to the German  Federal  Financial  Supervisory
Authority (BUNDESANSTALT FUR FINANZDIENSTLEISTUNGSAUFSICHT; BAFIN) and to the French Authority for Financial Markets (AUTORITE DES MARCHES FINANCIERS; AMF) prior to the publication of this announcement pursuant to Sections 35 sub-sec. 1, 10 sub-sec. 4 WpUG and article 7 of the provision no. 2002-04 of the COB (Commission des operations de bourse), respectively.



23 August 2004



Sanofi-Aventis (for itself and for Total, L'Oreal, Tethys SAS, Ms Liliane Bettencourt, Mr Andre Bettencourt, Ms Francoise Bettencourt Meyers, Mr Jean-Pierre Meyers and Nestle S.A.)







Listings of Hoechst Aktiengesellschaft, Sanofi-Aventis and Aventis in the Federal Republic of Germany:

Hoechst   Aktiengesellschaft:    Official   Market   in   Frankfurt   am   Main,
Over-The-Counter in Berlin-Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart.

Sanofi-Aventis: Over-The-Counter in Berlin-Bremen, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart.

Aventis:   Official   Market  in   Frankfurt   am  Main,   Over-The-Counter   in
Berlin-Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart.





INVESTOR RELATIONS DEPARTMENT
PHILIPPE GOUPIT         DIRECTOR OF INVESTOR RELATIONS
ARNAUD DELEPINE         INVESTOR RELATIONS EUROPE
SANJAY GUPTA            INVESTOR RELATIONS US
ANNE D'HALLUIN-SULZER   INVESTOR RELATIONS
LOIC GONNET             INVESTOR RELATIONS


CONTACTS:
EMAIL: investor-relations@sanofi-synthelabo.com
EUROPE                                  US
TEL : + 33 1 53 77 45 45                TEL.:   +1 212 551 40 18
FAX : + 33 1 53 77 42 96                FAX :   +1 646 487 40 18








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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: August 24, 2004                    SANOFI-AVENTIS


                                          By:    /s/ Marie-Helene Laimay
                                             -----------------------------------
                                             Name:    Marie-Helene Laimay
                                             Title:   Senior Vice President and
                                                      Chief Financial Officer